UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OMB Number
3235-0145

MicroVision, Inc.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

594960106

(CUSIP Number)

02/16/2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      ☐  Rule 13d-1(b)

      ☑  Rule 13d-1(c)

      ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	594960106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Highland Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,224,433

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		643,777

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,224,433

WITH:	8	SHARED DISPOSITIVE POWER

		643,777

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,868,210

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.89%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	594960106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Strand Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,224,433

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		643,777

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,224,433

WITH:	8	SHARED DISPOSITIVE POWER

		643,777

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,868,210

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.89%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	594960106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). James Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		6,224,433

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		643,777

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,224,433

WITH:	8	SHARED DISPOSITIVE POWER

		643,777

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,868,210

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.89%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	594960106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Highland Credit Strategies Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		643,777

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		643,777

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,868,210

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.89%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

This Amendment No. 3 to Schedule 13G is jointly filed by and on behalf of each reporting person to amend and/or supplement the Schedule 13G relating to shares of Common Stock of the Issuer filed by such reporting person with the Securities and Exchange Commission on February 16, 2010 (the “ Schedule 13G/A ”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13G. Except as otherwise provided herein, all Items of the Schedule 13G remain unchanged.

Item 1.

1.	Name of Issuer

MicroVision, Inc. (the “ Issuer ”)

2.	Address of Issuer’s Principal Executive Offices

6222 185th Avenue, NE

Redmond, Washington 98052

Item 2.

1.	Name of Person Filing

This statement is filed by and on behalf of: (i) Highland Capital Management, L.P. (“Highland Capital”); (ii) Strand Advisors, Inc. (“Strand”); (iii) James D. Dondero (“Dondero”); and (iv) Highland Credit Strategies Fund (“HCF”).

Highland Capital principally serves as an investments adviser/ and or manager to other persons, including Highland Credit Strategies Master Fund, L.P., Highland Credit Opportunities CDO, L.P., Highland Crusader Offshore Partners, L.P., Highland Equity Focus Fund, L.P. and HCF. Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account and benefit of persons, including Highland Credit Strategies Master Fund, L.P., Highland Credit Opportunities CDO, L.P., Highland Crusader Offshore Partners, L.P., Highland Equity Focus Fund, L.P. and HCF. Strand serves as the general partner of Highland Capital; Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Highland Capital. Dondero is the President and a director of Strand; Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Strand.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

2.	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of the reporting persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.

3.	Citizenship

See Item 4 of each cover page for the respective reporting persons.

4.	Title of Class of Securities

Common Stock (the “ Common Stock ”).

5.	CUSIP Number

594960 10 6 for common shares

Item 3     Status of Person Filing.

Not applicable.

Item 4     Ownership.

(a)	Amount Beneficially Owned:

See Item 9 of each cover page for the respective reporting persons.

(b)	Percent of Class:

See Item 11 of each cover page for the respective reporting persons.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page for the respective reporting persons.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page for the respective reporting persons.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page for the respective reporting persons.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page for the respective reporting person.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Highland Capital serves as an investment adviser and/or manager to other persons; Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of other persons.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2011

HIGHLAND CREDIT STRATEGIES FUND

	By:	/s/ James D. Dondero
James D. Dondero, President

Highland Capital Management, L.P.

By: Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
James D. Dondero, President

Strand Advisors, Inc.

By:	/s/ James D. Dondero
James D. Dondero, President

James D. Dondero

/s/ James D. Dondero

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)